

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Mark Walsh
Chief Executive Officer
Savers Value Village, Inc.
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

  Re: Savers Value Village, Inc.
    Amendment No. 7 to Registration Statement on Form S-1
    Filed March 30, 2023
    File No. 333-261850

Dear Mark Walsh:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2023 letter.

Amendment No. 7 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 91

1. Please analyze changes in income tax expense from period to period.

Comparison of fiscal year 2022 and fiscal year 2021
Cost of merchandise sold, exclusive of depreciation and amortization, page 92

2. You state the increase in cost of merchandise sold per pound processed resulted in part due to a shift in supply mix from hard goods toward soft goods. Please explain the relative impact of these components on your cost of merchandise sold per pound.

Mark Walsh
Savers Value Village, Inc.
April 20, 2023
Page 2

Notes to Consolidated Financial Statements
Note 15. Income Taxes, page F-30

3.   Please explain to us and disclose as appropriate the relationship between the current foreign tax amounts in each year to income/loss before income taxes for foreign operations for the corresponding year shown in the tables on page F-30.

        You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence G. Wee